File No. 70-8653

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549


                          FORM U-1


                       AMENDMENT NO. 1
                             to
                   APPLICATION-DECLARATION
                            under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




Entergy Corporation                 Arkansas Power & Light Company
639 Loyola Avenue                   425 West Capitol Avenue
New Orleans, Louisiana   70113      Little Rock, Arkansas 72201

Entergy Services, Inc.              Louisiana Power & Light Company
639 Loyola Avenue                   639 Loyola Avenue
New Orleans, Louisiana   70113      New Orleans, Louisiana  70113

Entergy Enterprises, Inc.           Mississippi Power & Light Company
900 South Shackleford Road          308 East Pearl Street
Little Rock, Arkansas    72211      Jackson, Mississippi 39215

Gulf States Utilities Company       New Orleans Public Service Inc.
350 Pine Street                     639 Loyola Avenue
Beaumont, Texas   77701             New Orleans, Louisiana 70113

Entergy Systems and Service, Inc.   System Energy Resources, Inc.
4740 Shelby Drive, Suite 105        1340 Echelon Parkway
Memphis, Tennessee   38118          Jackson, Mississippi  39213

        (Names of companies filing this statement and addresses of principal executive offices)

                     Entergy Corporation

       (Name of top registered holding company parent of each applicant or declarant)


Gerald D. McInvale               John J. Cordaro
Executive Vice President and     President
Chief Financial Officer          New Orleans Public Service Inc.
Entergy Corporation              639 Loyola Avenue
639 Loyola Avenue                New Orleans, Louisiana  70113
New Orleans, Louisiana  70113

Jerry D. Jackson                 R. Drake Keith
Executive Vice President         President
Entergy Services, Inc.           Arkansas Power & Light Company
639 Loyola Avenue                425 West Capitol Avenue
New Orleans, Louisiana   70113   Little Rock, Arkansas  72201

Frank Gallaher                   Gerald D. McInvale
President                        Executive Vice President, Chief Financial
Gulf States Utilities Company    Officer and Treasurer
350 Pine Street                  Entergy Enterprises, Inc.
Beaumont, Texas   77701          900 South Shackleford Road
                                 Little Rock, Arkansas  72211

John J. Cordaro                  Donald E. Meiners
President                        President
Louisiana Power & Light Company  Mississippi Power & Light Company
639 Loyola Avenue                308 East Pearl River
New Orleans, Louisiana   70113   Jackson, Mississippi 39215

Donald C. Hintz                  John L. Bosch
President                        Treasurer
System Energy Resources, Inc.    Entergy Systems and  Service, Inc.
1340 Echelon Parkway             4740 Shelby Drive, Suite 105
Jackson, Mississippi   39213     Memphis, Tennessee  38118


         (Names and addresses of agents for service)

          The Commission is also requested to send copies of any communications in connection with this matter to:

Frederick F. Nugent, Esq.                 Laurence M. Hamric, Esq.
General Counsel                           J. Wayne Anderson, Esq.
Entergy Enterprises, Inc.                 Entergy Services, Inc.
Three Financial Centre, Suite 210         639 Loyola Avenue
900 South Shackleford Road                New Orleans, LA 70113
Little Rock, AR

                      William T. Baker, Jr., Esq.
                      Reid & Priest
                      40 West 57th Street
                      New York, NY 10019

Item 6.        Exhibits and Financial Statements.

          (a)       Exhibits:

               B-1    Form of Capacity Use and Service Agreement.

               B-2    Form of Service Agreement.

                         SIGNATURES



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned companies have

duly caused this Amendment to be signed on their behalf by

the undersigned thereunto duly authorized.







                                 Entergy Corporation
                                 Entergy Services, Inc.
                                 Arkansas Power & Light Company
                                 Gulf States Utilities Company
                                 Louisiana Power & Light Company
                                 Mississippi Power & Light Company
                                 New Orleans Public Service Inc.
                                 System Energy Resources, Inc.
                                 Entergy Systems and Service, Inc.


                                 By:  /s/ Gerald D. McInvale
                                       Gerald D. McInvale
                                 Executive Vice President and
                                   Chief Financial Officer


                                 Entergy Enterprises, Inc.

                                 By:       /s/ John Brayman
                                         John Brayman
                                 Executive Vice President



Dated: October 13, 1995

                   CERTIFICATE OF SERVICE



     I hereby certify that on this 13th day of October 1995,

a true and correct copy of the foregoing Amendment No. 1 to

Application-Declaration in File No. 70-8653 has been sent by

United States mail, postage prepaid, to all persons listed

on the attached Service List.



                                   /s/ Mark W. Hoffman
                                   MARK W. HOFFMAN

              Service List (Docket No. 70-8653)

Roger M. Flynt, Jr., Esq.               Mary W. Cochran, Esq.
Vice President & General Counsel        General Counsel
Nancy B. White, Esq.                    Suzanne McCormick
General Attorney                        Commission Counsel
BellSouth Telecommunications, Inc.      Arkansas Public Service Commission
675 West Peachtree Street, #4300        1000 Center Street
Atlanta, GA  30375                      P.O. Box 400
                                        Little Rock, AR  72203-0400
Susan B. Schultz, Esq.
Assistant Attorney General              Mitchell F. Hertz, Esq.
Office of the Attorney General,         Kirkland & Ellis
   State of Texas                       Suite 1200
Natural Resources Division              655 15th Street, N.W.
P.O. Box 12548, Capitol Station         Washington, D.C.  20005
Austin, TX  78711-2548
                                        George M. Fleming, Esq.
Lawrence C. St. Blanc, Esq.             General Counsel
Secretary                               William Bruce McKinley, Esq.
Louisiana Public Service Commission     Public Utilities Staff
P.O. Box 91154                          P.O. Box 1174
Baton Rouge, LA  70821                  Jackson, MS  39215-1174

Bret Slocum, Esq.                       Avis M. Russell
Acting General Counsel                  City Attorney, Law Dept.
Public Utility Commission of Texas      Council Utilities
7800 Shoal Creek Blvd., Suite 400-E     Regulatory Office
Austin, TX  78757                       City Hall - 5E01
                                        1300 Perdido Street
Michael W. Tifft, Esq.                  New Orleans, LA  70112
Director, Council Utilities
Regulatory Office                       Clinton A. Vince, Esq.
Room 6E07 - City Hall                   Sherry A. Quirk, Esq.
1300 Perdido Street                     Christine F. Ericson, Esq.
New Orleans, LA  70112                  Verner, Liipfert, Bernhard, McPherson
                                         and Hand, Chartered
Karen R. Carter, Esq.                   901 15th Street, N.W.
Kenneth M. Carter, Esq.                 Washington, D.C.  20005
Carter & Cates
Suite 1230 Energy Centre
1100 Poydras Street
New Orleans, LA  70163